DROR ORTHO-DESIGN, INC.

2022 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2022

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____ to ____

Commission File No. 000-51783

NOVINT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**85-0461778**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
100 Merrick Road–Suite 400W, Rockville Center, NY	**11570**
(Address of principal executive offices)	(Zip Code)

(866) 298-4420
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of shares of common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate), computed by reference to the closing bid price of such shares on the OTC was $9,347,780.

As of March 31, 2023, the registrant had 202,308,728 shares of common stock, par value $0.0001 per share, outstanding.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, or Form 10-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. These forward-looking statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. All forward-looking statements speak only as of the date of this Form 10-K, are expressly qualified in their entirety by the cautionary statements included in this Form 10-K and are subject to a number of risks, uncertainties and assumptions, including those described under the sections in this Form 10-K entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K.

Further, any forward-looking statement speaks only as of the date on which it is made. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties, or how they may affect us. Except as required by law, we do not intend to update or revise the forward-looking statements in this Form 10-K after the date of this Form 10-K, whether as a result of any new information, future events, changed circumstances or otherwise. This Form 10-K also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

PART I

ITEM 1. BUSINESS.

Novint Timeline and Detailed Business Description

Novint Technologies (Other OTC: NVNT) ("Novint", the "Company", "we", "our", "us") was incorporated in the State of New Mexico as Novint Technologies, Inc. in April 1999. On February 26, 2002, the Company changed its state of incorporation to Delaware by merging into Novint Technologies, Inc., a Delaware corporation.

The Company was formed with the goal of commercializing haptics technology by developing a revolutionary haptic game controller for computer video gaming and other computer applications based on technology licensed from Sandia National Laboratories ("Sandia"), one of three National Nuclear Security Administration research and development laboratories in the United States. Sandia is managed and operated by the National Technology and Engineering Solutions of Sandia LLC, a wholly owned subsidiary of Honeywell International, Inc. Haptics technologies allow people to use their sense of touch to interact with computers.

Initially, the Company derived revenue primarily from developing professional applications for customers, including Aramco, Lockheed Martin, Chrysler, Chevron and Sandia. Beginning in 2007, the Company began to derive revenue primarily from the sale to customers of the consumer Falcon product (described in the sections below), and the associated "grips," or handles that are shaped to mirror the application simulated by the Falcon product (e.g., a gun handle, a sword handle, or a steering wheel) and the sale or license of specially enabled computer games designed to be used with the Falcon.

In 2007, we commercially released the Novint Falcon game controller, which uses patented nano-vibrations to create different "textures and "feels" that allow users to experience a realistic and detailed sense of touch, referred to as a "haptic" feel, when using video games and other computer applications.. Holding its handle, users feel the shapes, textures, weight, dimension and force feedback effects in software games that have been enabled to work with the Falcon. These "feelings", which are felt in the hand of the user that is holding the Falcon controller, are generated by tiny nano vibrations that create sensations that simulate the real-life sensation of touch, as opposed to providing simple vibrations and feedback like Rumble Strip based joysticks developed by Immersion Corporation (IMMR). For example, a person can feel the difference between a piece of rubber or wool as he holds the handle of the Falcon and runs over the different materials on the screen. When firing a gun, the person gets a kickback and feeling based on the type of gun that is being fired. When a person is hit onscreen, the person feels the type of hit and from what direction the hit came. When a person catches a baseball in a glove, the person feels like the ball is landing in the glove. The feelings are almost surreal and frightening at times. It is difficult to describe the experience without feeling it firsthand. The Falcon and its haptics technology, games and applications provide the crucial missing "third sense" to human computer interaction. In late 2006, BusinessWeek wrote that "Novint's haptic controller, the Falcon, looks set to revolutionize gaming."

In 2007, the Company began shipping the Falcon to commercial retailers and distributors in the U.S., including Fry's, Tiger Direct, and J&R Music Store. Additionally, in the fourth quarter of 2007, Novint opened its online store for the sale of the Falcon, and computer games integrated to work with the Falcon. Customers could download games for use with the Falcon by going to the Company's website and purchasing the haptics enabled games. The Company developed many of its own gaming titles. Also, the Company licensed several better-known game titles. The Company's programmers haptically enabled these titles to take advantage of the haptic feedback and sensations when using the Falcon controller. Novint's programmers added the haptic parts to the play of the programming code of these games using manual customization. We have commercialized over 45 gaming titles available for use with the Falcon controller since 2007. We are free to sell or provide the internally developed gaming titles as an accompanying software bonus along with the Falcon, not subject to any license agreement or royalty obligation.

The licensing agreements with various gaming software providers have expired and are treated as terminated. The license agreement referenced in Note 4, which accounts for the contingent accrued royalties shown on the Company's Balance Sheet for the year ended December 31, 2022, is an agreement dated January 4, 2004, as amended on July 24, 2007, between Novint Technologies, Inc. and Force Dimension, LLC, based in Switzerland. The Company treats the agreement as terminated without any further royalty obligation on the basis that Force Dimension, LLC committed a material breach of the agreement by failing to deliver the deliverables specified in the agreement. Our determination that Force Dimension committed a material breach is based on extensive due diligence, including examining related documents, and interviews with prior management and employees. In accordance with ASC 405-20, the contingent liability for unpaid royalties remains on the Company's Balance Sheet for the year ended December 31, 2022 because there was never an official termination.

Although we sold thousands of Falcon units since 2007 and released dozens of software titles that were optimized to work with the Falcon, sales of the Falcon controller struggled and failed to reach a critical mass, which continues to this day. We believe that the titles were not released fast enough to satisfy consumer demand and that the cost of acquiring rights to game titles and haptically enabling the software was too large of a challenge for us. Additionally, we were not successful in securing a strategic partner to help us market the Falcon more effectively and assist with the huge software development efforts that were necessary for successful market penetration.

From time to time, we engaged in discussions with larger commercial partners and performed R&D under contract for larger companies with the goal of obtaining assistance for commercial product development. None of these efforts were successful and there can be no assurances that we will be able to find partners to assist us in successfully commercializing our products. In addition, pursuant to the 2015 Patent Sale and License Agreement described below, there are extensive restrictions on our ability to engage commercial partners on a go forward basis. However, we retain the right to enter into manufacturing arrangements to produce certain Falcon products for others or engage contract manufacturers to produce certain Falcon products on our behalf. The permitted Falcon products are limited to Falcon products that are based solely on designs existing at the time of the 2015 Patent Sale and License Agreement, as well as the unreleased next generation designs of the Company's Xio products (described below).

From time to time, we engage in discussions with potential strategic partners for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination ("Business Combination"). We have reviewed several opportunities to enter into a Business Combination but none of our reviews has resulted in a binding agreement. There can be no assurances that we will be able to find a suitable strategic partner or successfully negotiate and enter into any binding agreement regarding a Business Combination.

Force Tek Transaction

In April 2011, Novint merged with Force Tek Technologies, LLC ("Force Tek"), a company founded by serial entrepreneur Shannon Vissman, which developed a full arm controller with forced feedback that could be used for gaming. Novint and Force Tek initially met at a gaming conference where the companies recognized the potential of merging their complementary technologies into a single unified gaming controller that had much of the haptic feedback of the Falcon, but in a portable controller that fits on a user's arm. The combined company continued to be known as Novint.

Following the 2011 merger, Shannon Vissman and Ryan Christoff joined the Company's Board of Directors (the "Board"), replacing Brian Long and Jan Richardson. On October 24, 2011, Tom Anderson resigned as CEO and was replaced by Shannon Vissman. In connection with the merger, all debt of the Company was either repaid or converted to equity. Mr. Vissman, and to a lesser extent Mr. Christoff, provided equity funding of approximately $3 million at a fixed price per share. This funding was used to merge R&D teams and to create a next generation game controller with the combined technologies, called the Xio, while continuing to support the Company's sales of the Falcon controller and related accessories and software. The integration work for the Xio was never completed, though various prototypes were developed. During this time, Novint performed custom haptic projects related to Xio prototypes for customers, including the US army, but these efforts failed to generate significant business opportunities and the Company was unsuccessful in obtaining any commercial production contracts as a result of this work.

In connection with the merger, the Company assumed the license agreement dated April 6, 2009 among Force Tek, as licensee, and Inverse Technology Corporation and Kinetecs, Inc., as licensors (the "Force Tek License"). Pursuant to the Force Tek License, Force Tek paid an initial payment and incurred an obligation to pay royalties based on sales of products that utilize the licensed technology, which may be used in the Xio product, in which case the Company would be required to pay royalties on commercial sales of the Xio product. There can be no assurances that we will successfully commercialize the Xio product.

In August 2013, Brian Long, Jan Richardson, Tom Anderson and Shannon Vissman resigned from the Board, and Orin Hirschman and Martin Chopp joined the Board to serve alongside Ryan Christoff. The Company issued and sold $55,180 of senior secured debt to support operations. Since that time, we have worked to preserve cash and reduce expenses while continuing to sell small amounts of Falcons and related accessories and software titles, with a goal of preserving cash. Simultaneously, we initiated a process to explore ways to further realize value from Novint's patent portfolio, the Falcon hardware and related software, and the our next generation Xio product.

In June 2015, after an extensive process, Novint sold 5 patents and sublicensed 5 patents to an undisclosed technology company for a $750,000 upfront payment, and a potential second payment of $750,000 upon waiver of assignment from the DOE to Sandia (the "2015 Patent Sale and License Agreement"). The second payment was paid in July 2016. Net of broker fees, legal expenses and payments to Sandia to release their rights to the IP, we received net proceeds of $699,714. We retained a non-transferable license that allows us to continue selling Falcon products that are based solely on their designs existing at the time of the 2015 Patent Sale and License Agreement (the "Permitted Falcon Products") and next generation devices, such as the Xio.

Since that time, Novint has continued selling small amounts of Permitted Falcon Products and related software and accessories while engaging in discussions with potential partners on Permitted Falcon Products and Xio products and studying other ways to realize value from these products. Management believes that Novint was too early in trying to pioneer the market for a consumer haptic controller. One of the major disadvantages of the original Falcon design highlighted by customers and potential commercial partners was its size and weight and the need for the controller to be sitting on a desktop. The Xio product, our next generation product that is developed but not completed, addresses this issue by being lightweight and strapping onto the hand and forearm. The product is not ready for commercial release and there can be no assurances that the product will be completed or commercially released in the future.

Principal Products – Falcon

The Falcon is an extensible, grounded (e.g., desktop), three-dimensional (3D) haptic interaction device. It is a compact robotic device with characteristics optimized for real-time force-feedback and tactile interaction. The Falcon was specifically developed for consumer applications with an emphasis on interactive gaming.. The Novint Falcon was designed to be used for both PC and console gaming. All that is required to interface to the device is some form of serial interface (wired or wireless). Novint has also created in-lab prototypes of the Falcon that would be directly connected to gaming consoles. Additionally, the performance characteristics of the Falcon device are such that it has seen some wider application in fields such as education, medicine, scientific visualization, robotics and tele-robotics

The current consumer version of the Falcon consists of the Main Unit, a Stand and a "Grip" or end effector. The Main Unit is capable of generating high-fidelity, high-bandwidth, 3D forces and accurately sensing 3D position in real-time within its working envelope. The Main Unit has on-board computational capabilities and is programmed by and communicates with a host computer or system via a bi-directional USB communication interface. It is typically powered using an external DC power supply.

The Main Unit has a modular, quick connect/disconnect, electromechanical interface (i.e., the Grip Interface) that allows various grips to be mounted to it. This interface allows a grip to be mechanically connected to the Main Unit and provides electrical power and communication with the grip. When the Falcon is utilized as a haptic interaction device, it is the grip that the end-user actually grasps and uses to interact with the device.

The Grips themselves have arbitrary shapes and functions. A Grip simply has to adhere to the mechanical and electrical constraints of the Grip Interface. Grips typically use on-board computational elements to report their state to the Main Unit via the serial communication channel of the Grip Interface. Two typical consumer grips are a general-purpose spherical interface and a pistol shaped grip typically used for game play and interaction. These grips have various buttons and communicate their identity as well as button state via the Grip Interface to the Main Unit. The Main Unit is modularly mounted on a Stand. Consumer units are typically shipped with a "U" stand. The Falcon Main Unit can be mounted, however, on any stand or object that provides the appropriate mechanical interface and fasteners.

The Falcon communicates with a host computer or system via a bi-directional USB communication interface at a 1 KHz data rate. Drivers and APIs/SDKs on the host side allow haptic interaction to be incorporated or added to various applications across various markets.

Subsequent to the introduction of the current consumer Falcon haptic interface device, there have been a variety of improvements, features and options to the design of the device, which the Company has implemented on a limited number of units for specific customers. Other significant changes have been designed for the device as product improvements or model variations. These changes to the device design have not yet made it to the consumer version of the device but could do so given appropriate funding, timing and markets. For example, the current capstan cable drive mechanism for the Falcon utilizes a single spring tensioner. Under high-speed motions, this approach results in unequal cable tension between the cable on one side of the capstan and the other, potentially leading to slippage of the cable relative to the capstan when motor direction is abruptly reversed after a high-speed run. A drive system that helps guarantee balanced cable tension is one of the pre-planned product improvements for the Falcon. Another example is the potential to decrease the electronics cost. The current consumer Falcon utilizes a Digital Signal Processor (DSP), and other electronics elements to implement the Falcon's processing and communication system. Significant effort has been undertaken in designs where an ASIC is used for a major portion of these processing and communication requirements. This design will allow more economical production of the Falcon for larger volume production runs.

There are other areas of potential improvement to the Falcon. The current consumer Falcon is relatively compact compared to other arm mechanisms. The radial twist employed in the "arm" design decreases the radial cross section of the device. Physical layout of the electronics is also optimized to decrease size. In addition, the U-shaped base helps to decrease the apparent size of the device. Nonetheless, further decreasing the apparent and real volume of the device is desirable for increased consumer acceptance. Ideally, this decrease would also reduce the manufacturing cost for the Falcon. Novint has outlined a fundamental approach where most of the encasing plastic for the Falcon Main Unit will be removed and the underlying plastic frame for the Falcon will be modified to be the exterior of the device as well as supporting the device mechanisms and electronics. This will significantly decrease the apparent size and volume of the Falcon. It also provides significant additional shape, color and opacity options to the appearance of the Falcon Main Unit, including clear plastic options where the internal mechanisms and electronics are visible.

A significant amount of effort has been taken in the design of potential consumer grips. One major class of effort has revolved around variations in general purpose grips for ergonomic and functional improvements. A significant number of custom variations of the Falcon have been designed and built over time. Typically, these developments have been for customers in the "professional" sectors (e.g., medicine, telerobotics, and scientific visualization). These variations have been based on the current consumer Falcon design and can easily be incorporated into the standard Falcon line when appropriate.

Novint has made several custom variations to the Falcon for specific customers and use cases. As part of its custom efforts, we have developed improved control algorithms for the Falcon Main Unit that allow higher peak forces to be generated or lower forces to be maintained for longer periods of time. These developments are embodied in custom units referred to as "Super Falcons". Fundamentally, these improvements involve changes to the timing and pulse-width modulation motor control used in the control algorithms run on the Falcon Main Unit's DSP. No changes to Falcon hardware are required. This allows a "Super Falcon" to be sold to consumers when appropriate. In addition, several fundamentally new Grip designs for the Falcon have been developed for custom customer applications. Consumer versions of these designs are possible.

In addition to the Falcon device, we have developed and sold software and demonstrations for all gaming genres including Action, Adventure, Fighting, Racing, Simulation, Sport, Strategy, Parlor, Massively Multiplayer Online (MMO) and Miscellaneous (e.g., board games, pinball). Also, we have created a number of haptically enabled software applications that allow the Falcon to be utilized for many non-gaming uses. For example, Novint has developed medical simulation software for various injection procedures, including Epidural injections, Synvisc™ injection, Depo-Medrol™ injection and other injections. Novint has also developed software applications that allow a user to feel as well as see medical data. For example, CT Scan data can be probed using the Falcon, and the difference between soft tissue and bone can be felt. Novint's medical applications have typically been used both for medical marketing and procedure familiarization or training. In addition, Novint has developed specific software for marketing purposes that works with the Falcon. For example, Novint modified a game for Anheuser-Busch to use during its on-site marketing campaigns. Novint has also developed software applications where a Falcon's motion is controlled via software or in real time using another (remote) Falcon.

Other Haptic Companies and Competition

Developments over the last several years create the potential for more consumer interest in haptic devices and controllers. In 2016, Facebook released the Oculus Rift Virtual Reality (VR) headset at a sub $1,000 price point, which a consumer can wear on his/her head and experience virtual reality. HTC, a market leader in VR, sells a similar headset. Both companies sell companion hand controllers that are are small and lightweight, but offer limited haptic feedback compared to the Falcon.

Over the last few years, and in particular in very recent periods, there have been a number of start-up companies working on new haptic controllers, including handheld devices that are similar to the controllers sold by Facebook and HTC, as well as more elaborate wearable haptic controllers, including gloves. These devices are more similar to Novint's next generation Xio design and are more elaborate than the handheld controllers currently on the market. The sudden surge in development in this area suggests that the field is beginning to gain more interest following the commercial releases of the Oculus Rift and HTC products as well as similar headsets that are being introduced by other companies.

There are many companies producing VR and haptic devices that compete with or may compete in the future with the Falcon and Xio. Some of the companies that may be competitive include:

- Immersion Corporation (NASDAQ: IMMR) is primarily a 1D or 2D haptics hardware company (a Haptic computer interaction in which forces are mechanically displayed to a user in 1 or 2 directions of movement; examples are force feedback joysticks and force feedback mice). Immersion has acquired other haptics device companies, such as Cybernet, Haptech and Virtual Technologies.

- VRgluv, based in Atlanta, Georgia, offers a haptic glove for controlling virtual reality systems, such as the Occulus Rift and HTC Vive. The glove has sensors throughout as well as force feedback and appears to provide a very robust user experience. VRgluv appears be directly competitive with our Xio product.

- Microsoft offers several haptic devices that simply vibrate and rumble, such as the control pads for their Xbox systems. Microsoft may be working on various haptic controllers to complement the company's Hololens Virtual Reality headset that it has begun selling.

- Logitech sells haptics mice, wheels, and joysticks licensed from Immersion, which are primarily used for gaming. Logitech's haptics products are two-dimensional and do not offer as many features as the Falcon.

Employees

As of March 31, 2023, we do not have any full-time employees in our workforce.

Corporate and Available Information

Novint Technologies was incorporated in the State of New Mexico as Novint Technologies, Inc. in April 1999. On February 26, 2002, the Company changed its state of incorporation to Delaware by merging into Novint Technologies, Inc., a Delaware corporation. The Company's principal executive offices are located at 100 Merrick Road–Suite 400W, Rockville Center, NY 11570. The Company's telephone number is (866) 298-4420, and its website address is www.novint.com.

The information contained in, or accessible through our website does not constitute a part of and is not deemed or otherwise incorporated by reference in this Annual Report on Form 10-K. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, are available free of charge through the "Investors — SEC Filings" section of the Company's website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. The Company's shares of common stock are listed on Other OTC under the symbol "NVNT."

ITEM 1A. RISK FACTORS

Not required to be provided by smaller reporting companies.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Currently, the Company does not lease or own any real property.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company is not presently a party to any material litigation, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the Company or its results of operations .

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on OTC Other under the symbol "NVNT."

Stockholders

As of March 31, 2023, there were 168 stockholders of record of the Company's 202,308,728 outstanding shares of common stock. This number does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

Dividends

We have never declared or paid dividends on our common stock and management does not anticipate the payment of any cash dividends for the foreseeable future.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements included elsewhere in this report and the "Cautionary Note Regarding Forward-Looking Statements" above.

Overview

Novint Technologies, Inc. ("Novint", the "Company", "we", "our", "us") was originally incorporated in the State of New Mexico in April 1999. On February 26, 2002, the Company changed its state of incorporation to Delaware by merging with Novint Technologies, Inc., a Delaware corporation. This merger was accounted for as a reorganization.

Nature of Business

The Company currently is engaged in the development and sale of 3D haptics products and equipment. Haptics refers to one's sense of touch. Our focus is in the consumer interactive computer gaming market, but we conduct project work in other non-gaming areas as well.

Our principal product is the Falcon, an extensible, grounded (e.g., desktop), three-dimensional (3D) haptic interaction device with characteristics optimized for real-time force-feedback and tactile interaction. Additionally, we have developed but not yet commercialized the Xio product, a next generation, full arm, game controller with forced feedback. Currently, we are focused on engaging in discussions with potential partners and studying other ways to realize value from the Falcon and Xio products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions made in the preparation of the financial statements relate to accrued royalties and contingent consideration. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to federally insured limits. At times, balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue and Cost Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), and has since issued amendments thereto (collectively referred to as "ASC 606"). The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and the guidance defines a five-step process to achieve this core principle. The five-step process to achieve this principle is as follows: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. ASC 606 also mandates additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Revenue from product sales relates to the sale of the Falcon haptics interface, which is a human-computer user interface and related accessories. The Falcon allows the user to experience the sense of touch when using a computer, while holding its interchangeable handle. The Falcons are manufactured by an unrelated party. Revenue from product sales is recognized when the products are shipped to the customer and the Company has earned the right to receive and retain reasonable assured payments for the products sold and delivered. Consequently, if all these revenue from product sales requirements are not met, such sales will be recorded as deferred revenue until such time as all revenue recognition requirements are met.

During the year ended December 31, 2022, the Company did not purchase any production materials or sell any products.

Income Taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, "Income Taxes". The method of accounting for income taxes under ASC 740 is an asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") for disclosures about fair value of its financial instruments and to measure the fair value of its financial instruments. The FASB ASC establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy are described below:

●   Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

●   Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

●   Level 3: Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company's financial assets and liabilities, including cash, prepaid expenses, accounts payable, accrued expenses and related liabilities, approximate their fair values because of the short maturity of these instruments.

RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenues

| | Year Ended December 31, | | |
	2022	2021	Change
Revenue..	$ —	$ 2,568	$ (2,568)

During the year ended December 31, 2022, the Company did not earn any revenue. During the year ended December 31, 2021, the Company earned revenue of $2,568 from Falcon sales.

Operating Expenses

| | Year Ended December 31, | | |
	2022	2021	Change
Operating Expenses...	$ 178,736	$ 172,870	$ 5,866

Operating Expenses for the year ended December 31, 2022 and 2021, were $178,736 and $172,870, respectively, an increase of $5,866 or 3%. The increase was primarily due to an increase in professional fees relating to regular filings with the SEC.

Other Expense

| | Year Ended December 31, | | |
	2022	2021	Change
Other Expense	$ 14	$ 207	$ (193)

Other expenses for the year ended December 31, 2022 and 2021, were $14 and $207, respectively, a decrease of $193 or 93%. The decrease was primarily due to a decrease in finance charges of $193 in 2022.

Net Loss

| | Year Ended December 31, | | |
	2022	2021	Change
Net Loss..	$ (178,750)	$ (170,509)	$ (8,241)

Net loss for the years ended December 31, 2022 and 2021, were $178,750 and $170,509, respectively, an increase of $8,241. The decrease was primarily due to an increase in operating expenses. We expect to continue to incur expenses and operating losses for the foreseeable future. Our net loss may fluctuate significantly from quarter to quarter and year to year.

Impact of Inflation

The impact of inflation upon our revenue and income / (loss) from operations during each of the past two fiscal years has not been material to our financial position or results of operations for those years.

Liquidity and Capital Resources

Management has evaluated whether there is substantial doubt about our ability to continue as a going concern and has determined that substantial doubt exists as of the date of this filing. This determination is based on the following: the Company has incurred recurring losses and at December 31, 2022, had an accumulated deficit of $41,803,380 and a working capital deficit of $723,856 and sustained a net loss of $178,750 for the year ended December 31, 2022. In the opinion of management, these factors, among others, raise substantial doubt about our ability to continue as a going concern. The Company's continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and cash flow to meet its obligations on a timely basis. The Company will continue to seek additional funding through debt or equity financing during the next twelve months. While the Company believes in the viability of generating revenues from the sale of its products and in its ability to raise additional funds, there can be no assurances to that effect.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash Flow Activities

As of December 31, 2022, we had a total cash balance of $55,081. Our cash flow from operating activities for the fiscal year ended December 31, 2022 resulted in net cash used in operating activities of $130,854 compared with net cash used in operating activities of $136,097 for the previous year ended December 31, 2021. We did not have any cash flow from investing activities or financing activities for the years ended December 31, 2022 or 2021.

Contractual Obligations

We do not currently have fixed contractual obligations or commitments that include future estimated payments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to our investors. We have no guarantees or obligations other than those that arise out of our ordinary business operations.

Recent Accounting Standards

See Item 15 — Note 2 to the Consolidated Financial Statements, *Summary of Significant Accounting Policies,* for a discussion of recent accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company. Accordingly, we are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See our consolidated financial statements filed with this Annual Report on Form 10-K under Item 15 below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our Principal Executive Officer, who also is our Principal Financial Officer, are responsible for our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified under the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to its principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Principal Executive Officer who is also our Principal Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, our Principal Executive Officer concluded that as of December 31, 2022, our disclosure controls and procedures were not effective at a reasonable assurance level due to the material weaknesses identified in our internal control over financial reporting as of December 31, 2022 (discussed in paragraph (b) to this Item 9A), which our management views as an integral part of our disclosure controls and procedures.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of our Chief Executive Officer who is also our Principal Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Management's assessment identified the following material weaknesses in our internal control over financial reporting: lack of segregation of duties due to lack of sufficient accounting and finance personnel, lack of sufficient entity level controls and lack of a sufficient technology infrastructure to support the financial reporting function In addition, we do not have a separately designated Audit Committee. Our small size, lack of revenue and inability to compensate officers or directors precludes us from attracting a sufficient number of directors to staff such a committee.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013) as the framework to evaluate effectiveness. Because of the material weaknesses described above, management believes that, as of December 31, 2022, our internal controls over financial reporting were not effective based on those criteria.

Management intends to implement a remediation plan in fiscal year 2023 in response to the other identified material weakness in financial reporting. Our planned remediation efforts to address lack of segregation of duties and accounting for complex financial transactions include using third parties to perform accounting tasks, enhancing procedures for recording and reviewing complex transactions, performing more independent reconciliations or reviews and hiring more people. Our planned remediation efforts to address lack of sufficient technology infrastructure include upgrading and engaging technology consultants with specific financial reporting expertise using our accounting and financial reporting system. We believe that these remediation efforts, if successfully implemented, will improve our internal control over financial reporting.

(c)   Changes in Internal Controls

During the quarter ended December 31, 2022, we initiated remediation efforts and are still working on implementing certain controls identified above in response to previously identified material weaknesses. Once fully implemented, we believe that these remediation steps will remediate our material weaknesses.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The information below sets forth the name, age and position of each of our current directors and executive officers as of March 31, 2023.

Martin Chopp – Director 71

Mr. Chopp has served as a Director of Novint Technologies since August 2013. Mr. Chopp's extensive capital markets experience includes management roles in numerous investment funds and public companies. Mr. Chopp is the President of SDC Capital LLC and President, Chief Financial Officer and Secretary of Sons Capital, LLC, positions which he has held for more than five years. Additionally, Mr. Chopp is the General Partner of Ellis International as well as The Hewlett Fund, LP. Mr. Chopp served as the Chief Executive Officer, President and Director of Datatrend Services, Inc. (formerly Babystar, Inc.) until 1997. Mr. Chopp was President of Sun Capital Company from 1995 to February 2007 and a Director of Glen Rose Petroleum Corp. from April 2010 to March 2011. The Board feels Mr. Chopp is an appropriate director due to his capital markets experience.

Ryan Christoff - Director 51

Mr. Christoff has served as a Director of Novint Technologies since April of 2011. Prior to that, Mr. Christoff was the President of Force Tek, which merged with Novint just prior to April 2011. Mr. Christoff provided operational expertise and helped design the biomechanics of XIO, the full arm controller that provided force feedback for gaming and other applications, produced by Force Tek. Mr. Christoff has been the President and owner of The Physical Therapy Institute (PTI) since 2008. PTI has operations in central and western Pennsylvania and Eastern Indiana. Mr. Christoff holds a Doctorate degree in Orthopedic Physical Therapy, a Master's Degree in physical therapy from Chatham University, and a B.S. degree in sports medicine from the University of Pittsburgh. The Board feels Mr. Christoff is an appropriate director due to his gaming industry experience.

Orin Hirschman – President, Treasurer and Director 55

Mr. Hirschman has served as a Director of Novint Technologies since August 2013. Mr. Hirschman has over 25 years of experience in money management, leveraged buyouts, restructuring and venture capital. Mr. Hirschman has been the manager of AIGH Investment Partners, LP since 2011. From 1994 until 2001 Mr. Hirschman served as a co-manager of two private investment funds, Adam Smith Investment Partnerships and Adam Smith Investment Partners, Ltd (the "Adam Smith Funds"). In addition to Mr. Hirschman's private placement investments over the last fifteen years, the Adam Smith Funds, and AIGH Investment Partners, LP, his experience in the securities industry includes tenures with Wesray Capital, the investment firm founded by former U.S. Secretary of the Treasury William E. Simon, and Randall Rose & Company, a $100 million money management firm based in New York. Mr. Hirschman has been actively involved in the financing and structuring of over 70 companies, including many high technology companies. Mr. Hirschman's educational background includes an M.B.A. in Finance from New York University Graduate School of Business and a degree in Biology and Finance from Touro College where he graduated Summa Cum Laude. The Board feels Mr. Hirschman is an appropriate director due to his capital markets experience.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person, including directors, pursuant to which the officer or director was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Corporate Governance

General

We believe that good corporate governance is important to ensure that the Company is managed for the long-term benefit of our stockholders. This section describes key corporate governance practices that we have adopted.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely upon a review of Forms 3, 4, and 5 furnished to us during the fiscal year ended December 31, 2022, we believe that the directors, executive officers, and greater than ten percent beneficial owners have complied with all applicable filing requirements during the fiscal year ended December 31, 2022.

Code of Ethics

Our Board of Directors adopted a Code of Conduct and Ethics (the "Code") in March 2006, which applies to our officers, directors and employees. The purpose of the Code is to deter wrongdoing and to promote:

● honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

● full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to the Securities and Exchange Commission ("SEC") and in other public communications made by the Company;

● compliance with applicable laws and governmental rules and regulations;

● the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

● accountability for adherence to the Code.

A copy of the Code is filed as Exhibit 14.1 and is incorporated herein by reference.

Audit Committee and Financial Experts; Compensation Committee; Nominating and Governance Committee

Currently, we do not have separately designated Audit, Compensation or Nominating and Governance Committees. Our small size, lack of revenue and inability to compensate officers or directors precludes us from attracting a sufficient number of directors to staff such committees.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

There was no compensation paid, earned or accrued for services by our executive officers in the fiscal years ended December 31, 2022 and December 31, 2021.

Director Compensation

There was no cash compensation paid to directors for their service on our Board during the years ended December 31, 2022 and December 31, 2021

Equity Compensation Plan Information

As of December 31, 2022, there is no equity compensation plan in effect.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Holders and Management

The following tables set forth, as of December 31, 2022, certain information concerning the beneficial ownership of our capital stock by each stockholder known by us to own beneficially 5% or more of any class of our outstanding stock; each director; each named executive officer; all of our executive officers and directors as a group; and each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of any class of our outstanding stock.

As of December 31, 2022, the Company had authorized 500,000,000 shares of common stock, par value $0.0001, of which there were 202,308,728 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2022 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Security Ownership of Certain Beneficial Owners & Management

Name and Address of Beneficial Owner	Shares Owned (6)	Fully Diluted Ownership Percentage (1)
AIGH Investment Partners, LLC (2) 6006 Berkeley Avenue Baltimore, MD 21209	8,662,500	4.28%
Congregation Ahavas Tzdokah Vchesed Inc. (7) 1655 E 24th St Brooklyn, NY 11229	61,722,996	30.51%
Ellis International (3) 100 Merrick Road–Suite 400W Rockville Centre, NY 11570	9,396,328	4.64%
Globis Capital related entities (4) 805 Third Avenue, 15th floor New York, New York 10022	12,060,546	5.96%
Ryan Christoff c/o Novint Technologies	11,142,857	5.51%
All Officers and Directors as a Group (5)	29,201,685	14.43%

(1) Calculated on the basis of 202,308,728 shares of Common Stock outstanding

(2) Mr. Hirschman a Director of the Company has sole voting and dispositive power over shares held by AIGH Investment Partners LLC

(3) Mr. Chopp a Director of the Company shares voting and dispositive power over shares held by Ellis International

(4) Mr. Packer has sole voting and dispositive power over 687,068 common shares held by Mr. Packer personally. Mr. Packer shares voting and dispositive power over 11,373,478 common shares held by Globis Capital Partners and by Globis Overseas Fund Ltd.

(5) Mr. Christoff, Mr. Chopp and Mr. Hirschman are serving as directors of the Company. Mr. Hirschman is serving as President on an interim part-time basis.

(6) Applicable percentage of ownership is based on 202,308,728 shares of common stock outstanding on December 31, 2022. Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2022, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2022, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Our common stock is our only issued and outstanding class of securities eligible to vote. Unless otherwise stated, all shareholders can be reached at mailing address 100 Merrick Road–Suite 400W, Rockville Centre, NY 11570.

(7) Rabbi Nusyn Pinches Erlich has sole voting and dispositive power over those shares.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future. We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in the Company's control.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company has no agreement that provides for payment to executive officers at, following, or in connection with the resignation, retirement or other termination, or a change in control of Company or a change in any executive officer's responsibilities following a change in control. Mr. Hirschman, the Company's Interim President and sole employee serves on an unpaid basis.

Director Independence

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees.

The aggregate fees billed and expected to be billed for professional services rendered by Sadler, Gibb & Associates, LLC for the 2022 fiscal year, primarily related to the audit of our annual consolidated financial statements for the 2022 fiscal year, and the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the 2022 fiscal year were approximately $24,000 (including direct engagement expenses).

The aggregate fees billed and expected to be billed for professional services rendered by Sadler, Gibb & Associates, LLC for the 2021 fiscal year, primarily related to the audit of our annual consolidated financial statements for the 2021 fiscal year, and the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the 2021 fiscal year were approximately $16,000 (including direct engagement expenses).

Audit-Related Fees

Sadler, Gibb & Associates, LLC billed $19,000 and $16,000 for audit-related services for the 2022 and 2021 fiscal years, respectively.

Tax Fees

No fees were billed by Sadler, Gibb & Associates, LLC for tax-related services for the 2022 or 2021 fiscal year.

All Other Fees

No fees were billed by Sadler, Gibb & Associates, LLC for services other than the audit for the 2022 and 2021 fiscal years.

PART IV

INDEX TO FINANCIAL STATEMENTS

NOVINT TECHNOLOGIES, INC. FINANCIAL STATEMENTS

<h1 style="text-align:center"><u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u></h1>

To the Board of Directors and Shareholders of Novint Technologies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Novint Technologies, Inc. ("the Company") as of December 31, 2022 and 2021, the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company's auditor since 2017.

Draper, UT
March 31, 2023


Novint Technologies, Inc.
BALANCE SHEETS


	December 31, 2022		December 31, 2021	

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	55,081	$	185,935
Accounts receivables - related party		—		1,360
Prepaid expenses		5,348		5,068
Total Current Assets		60,429		192,363
TOTAL ASSETS	$	60,429	$	192,363

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$	101,153	$	104,337
Accrued royalties		683,132		633,132
Total Current Liabilities		784,285		737,469
TOTAL LIABILITIES		784,285		737,469

STOCKHOLDERS' DEFICIT

Preferred stock, $0.0001 par value; 12,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021		—		—
Common stock, $0.0001 par value; 500,000,000 shares authorized, 202,308,728 shares issued and outstanding as of December 31, 2022 and December 31, 2021		20,231		20,231
Additional paid in capital		41,059,293		41,059,293
Accumulated deficit		(41,803,380)		(41,624,630)
TOTAL STOCKHOLDERS' DEFICIT		(723,856)		(545,106)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	60,429	$	192,363


The accompanying notes are an integral part of these financial statements.


Novint Technologies, Inc.
STATEMENTS OF OPERATIONS

	December 31, 2022	December 31, 2021
Revenue	$ —	$ 2,568
Operating expenses:		
Professional fees	85,750	75,406
General and administrative expenses	92,986	97,464
Total operating expenses	178,736	172,870
Loss from operations	(178,736)	(170,302)
Other expense:		
Interest expense, net	(14)	(207)
Total other expense	(14)	(207)
Loss before provision for income taxes	(178,750)	(170,509)
Provision for income taxes	—	—
Net loss	$ (178,750)	$ (170,509)
Net loss per share		
Basic and Diluted	$ (0.00)	$ (0.00)
Weighted-average common shares outstanding		
Basic and Diluted	$ 202,308,728	$ 202,308,728

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
STATEMENT OF STOCKHOLDERS' DEFICIT

| | Year Ended December 31, 2022 | | | | |
| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2021..	202,308,728	$ 20,231	$ 41,059,293	$ (41,624,630)	$ (545,106)
Net Loss for the year ended December 31, 2022				(178,750)	(178,750)
Balances, December 31, 2022..	202,308,728	$ 20,231	$ 41,059,293	$ (41,803,380)	$ (723,856)

| | Year Ended December 31, 2021 | | | | |
| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2020..	202,308,728	$ 20,231	$ 41,059,293	$ (41,454,121)	$ (374,597)
Net Loss for the year ended December 31, 2021				(170,509)	(170,509)
Balances, December 31, 2021..	202,308,728	$ 20,231	$ 41,059,293	$ (41,624,630)	$ (545,106)

The accompanying notes are an integral part of these financial statements.

Novint Technologies, Inc.
STATEMENTS OF CASH FLOWS

	For the Period Ended December 31, 2022	For the Period Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$ (178,750)	$ (170,509)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(280)	972
Accounts receivables – related party	1,360	(1,360)
Accounts payable and accrued expenses	(3,184)	(15,200)
Accrued royalties	50,000	50,000
Net cash used in operating activities	(130,854)	(136,097)
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Net decrease in cash	(130,854)	(136,097)
Cash and cash equivalents, beginning of year	185,935	322,032
Cash and cash equivalents, end of period	$ 55,081	$ 185,935
Supplemental cash flow information:		
Cash paid for interest	$ 14	$ 207
Cash paid for taxes	$ —	$ —

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Novint Technologies, Inc. (the "Company", "Novint", "we" or "us") was originally incorporated in the State of New Mexico in April 1999. On February 26, 2002, the Company changed its state of incorporation to Delaware by merging with Novint Technologies, Inc., a Delaware corporation. This merger was accounted for as a reorganization of the Company.

Nature of Business

The Company currently is engaged in the development and sale of 3D haptics products and equipment. Haptics refers to one's sense of touch. The Company's focus is on the consumer interactive computer gaming market but the Company also does project work in other areas. The Company's operations are based in New Mexico with its haptics products offered for sale primarily to consumers through retail outlets.

Going Concern and Management's Plans

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses and at December 31, 2022, had an accumulated deficit of $41,803,380. For the year ended December 31, 2022, the Company sustained a net loss of $178,750. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is contingent upon its ability to obtain additional financing and to generate revenue and cash flow to meet its obligations on a timely basis. Management intends to source new inventory and generate revenue. The Company will continue to seek additional funding through debt or equity financing during the next twelve months.

We may be at risk as a result of the current COVID-19 pandemic. Risks that could affect our business include the duration and scope of the COVID-19 pandemic and the impact on the demand for our products; actions by governments, businesses and individuals taken in response to the pandemic; the length of time of the COVID-19 pandemic and the possibility of its reoccurrence; the timing required to develop effective treatments and a vaccine in the event of future outbreaks; the eventual impact of the pandemic and actions taken in response to the pandemic on global and regional economies; and the pace of recovery when the COVID-19 pandemic subsides.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to federally insured limits. At times balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue and Cost Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), and has since issued amendments thereto (collectively referred to as "ASC 606"). The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and the guidance defines the following five-step process to achieve this core principle:(i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. ASC 606 also mandates additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Revenue shown in these financial statements relates to revenue from the sale of the Falcon 3D Touch Haptic Controller (the "Falcon"), which is a human-computer user interface and related accessories. The Falcon allows the user to experience the sense of touch when using a computer while holding its interchangeable handle. The Falcons are manufactured by an unrelated party. Revenue is recognized when products are shipped to the customer and the Company has earned the right to receive and retain reasonable assured payments for the products sold and delivered. Consequently, if revenue recognition requirements are not met, such sales will be recorded as deferred revenue until revenue recognition requirements are met.

Income Taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, "Income Taxes". The method of accounting for income taxes under ASC 740 is an asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") for disclosures about fair value of its financial instruments and to measure the fair value of its financial instruments. The FASB ASC establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy are described below:

Level 1:   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:   Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company's financial assets and liabilities, including cash, prepaid expenses, accounts payable, accrued expenses and related liabilities approximate their fair values because of the short maturity of these instruments.

Recently Issued Accounting Pronouncements

The Company has reviewed the recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC and they did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statement presentation or disclosures.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are as follows:

	December 31, 2022	December 31, 2021
Trade payables	$ 100,561	$ 102,313
Accrued expenses	592	2,024
Total accounts payable and accrued expenses	$ 101,153	$ 104,337

NOTE 4 – ACCRUED ROYALTIES

Accrued royalties relate to the Company's licensing agreements with various parties providing gaming software. These licensing agreements have royalty fees ranging from 5% to 50% of either gross or net revenue, and a flat per user end fee of $0.50. Under one or more of these agreements, there was an annual aggregate minimum payment due of $50,000 which has been recorded as accrued royalties but remains unpaid. Accrued royalty fees as of December 31, 2022 and December 31, 2021 were $683,132 and $633,132, respectively. If contested, the Company may be found to be in breach of obligations to pay these amounts (although the Company believes this obligation is no longer ongoing), thus the remaining obligation under this agreement will remain as a liability.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

From time to time, in the normal course of business, the Company is subject to routine litigation incidental to its business. Although there can be no assurances as to the ultimate disposition of any such matters, it is the opinion of management, based upon the information available at this time, that there are no matters, individually or in the aggregate, that will have a material adverse effect on the results of operations and financial condition of the Company.

NOTE 6 – INCOME TAXES

The Company files corporate income tax returns in the United States (federal), in New Mexico and in New York. The Company is subject to federal, state and local income tax examinations by tax authorities for the tax years 2018 through 2022.

As of December 31, 2022, the Company had federal and state net operating loss carry forwards of $34.1 million and $1.0 million, respectively. Federal net operating losses generated prior to January 1, 2018, amounting to $33.4 million, and may be offset against future taxable income, subject to limitation under IRC Section 382, which began to expire in 2022, and fully expire during various years through 2037 for federal purposes. Net operating losses generated after January 1, 2018, amounting to $.8 million, no longer have an expiration but are limited to 80% of taxable income. State net operating loss carryforwards will begin to expire in 2034 through 2042.

The Company does not record a provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realizability of the benefit, based on a more likely than not criteria and in consideration of available positive and negative evidence.

The valuation allowance overall increased by approximately $1,000 and $143,000 in the years ended 2022 and 2021, respectively, and was approximately $7,202,000 and $7,201,000, respectively. The Company has fully reserved the deferred tax asset resulting from available net operating loss carryforwards.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to the income tax provision for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31,	
	2022	**2021**
Income before income taxes	$ (178,750)	$ (170,509)
Taxes under statutory US tax rates	(37,537)	(35,807)
Increase (decrease) in taxes resulting from:		
State taxes	(3,456)	(21,877)
Prior period adjustments	41,598	(85,346)
Increase (decrease) in valuation allowance	(605)	143,030
Income tax expense	$ —	$ —

The increase in the Company's net valuation allowance was caused by continued net operating losses from ongoing operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following:

	Year Ended December 31,	
	2022	**2021**
Net operating loss carryforwards	$ 7,201,690	$ 7,200,872
Valuation allowance	(7,201,690)	(7,200,872)
Income tax expense	$ (0)	$ —

NOTE 7 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue up to 12,500,000 shares of $0.0001 par value preferred stock. No shares of preferred stock are currently outstanding. The Board of Directors may designate the authorized but unissued shares of the preferred stock with such rights and privileges as the Board of Directors may determine. As such, the Board of Directors may issue preferred shares and designate the conversion, voting and other rights and preferences without notice to the shareholders and without shareholder approval.

Common Stock

The Company is authorized to issue up to 500,000,000 shares of $0.0001 par value common stock. All issued shares of common stock are entitled to vote on a 1 share/1 vote basis.

The Company had 202,308,728 shares of common stock issued and outstanding as of December 31, 2022.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, through the date these financial statements were issued. There were no subsequent events that would require disclosure or adjustments to the accompanying financial statements through the date the financial statements were issued.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements.* For the financial statements included in this annual report, see "Index to the Financial Statements" on page F-1.

(a)(2) *Financial Statement Schedules.* All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

(a)(3) *Exhibits.* The list of exhibits filed as a part of this annual report is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated by reference in this Item 15(a)(3).

(b) *Exhibits.* See Exhibit Index.

(c) *Separate Financial Statements and Schedules*. None.


EXHIBIT INDEX


31.1	Certification of the President and Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to section 302 of the Sarbanes- Oxley Act of 2002 (filed herewith).
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes- Oxley Act of 2002 (filed herewith).

101.INS* XBLR Instance Document

101.SCH* XBLR Taxonomy Extension Schema Document

101.CAL* XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF* XBLR Taxonomy Extension Definition Linkbase Document

101.LAB* XBLR Taxonomy Extension Label Linkbase Document

101.PRE* XBLR Taxonomy Extension Presentation Linkbase Document

* Filed herewith.
** Furnished herewith.
† Management contract or compensatory plan or arrangement.
± Confidential treatment has been granted with respect to certain portions of this exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2023   **NOVINT TECHNOLOGIES, INC.**

By: /s/ *Orin Hirschman*
                                        Name: Orin Hirschman
                                        Title: President (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated, and on the dates indicated below:

Signature	Title	Date
/s/Orin Hirschman Orin Hirschman	President, Principal Executive Officer and Director (Principal Financial Officer)	March 31, 2023
/s/ Martin Chopp Martin Chopp	Director	March 31, 2023
/s/ Ryan Christoff Ryan Christoff	Director	March 31, 2023

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

I, Orin Hirschman, certify that:

1.   I have reviewed this annual report on Form 10-K of Novint Technologies, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

        b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2023

/s/ Orin Hirschman
Orin Hirschman
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Novint Technologies, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof, I, Orin Hirschman, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The annual report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Orin Hirschman
Orin Hirschman
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)

Date: March 31, 2023

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Eliyahu (Lee) Haddad
Chief Executive Officer and Director

Moshe Shvets
Chief Technology Officer and Director

Chaim Hurvitz
Director and Chairman of the Board

Chaim Ravad
Director

Yehuda Englander
Director

CORPORATE HEADQUARTERS

Shatner Street 3
Jerusalem, Israel

STOCK SYMBOL

OTC Pink Market: DROR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2022

Barzily And Co., CPA's
19 Hartom St, (Beit-Binat)
Har-Hotzvim, Jerusalem, Israel 9777518

TRANSFER AGENT AND REGISTRAR

Issuer Direct Corporation
One Glenwood Avenue, Suite 1001
Raleigh, NC 27603
Telephone: (919) 481-4000

ANNUAL MEETING OF STOCKHOLDERS

The 2023 Annual Meeting of Stockholders will be held at 10 a.m. Eastern Time on Thursday, December 28, 2023, only via live webcast over the Internet at https://agm.issuerdirect.com/dror.

Stockholders of record on November 29, 2023, are entitled to notice of and to vote at the 2023 Annual Meeting.

COMPANY WEBSITE

www.aerodentis.com